Exhibit 99.1

For immediate distribution

GILDAN announces PRIVATE OFFERING of
C$700 Million SENIOR UNSECURED notes

MONTREAL, March 12, 2025 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) announced today that it has priced an offering of C$700 million aggregate principal amount of senior unsecured notes in three series (the “Notes”), consisting of C$150 million aggregate principal amount of floating rate senior unsecured notes, Series 3, due March 13, 2028 (the “2028 Floating Rate Notes”), C$200 million aggregate principal amount of 3.630% senior unsecured notes, Series 4, due March 13, 2028 (the “2028 Fixed Rate Notes”) and C$350 million aggregate principal amount of 4.149% senior unsecured notes, Series 5, due November 22, 2030 (the “2030 Fixed Rate Notes”).

The 2028 Floating Rate Notes will be issued at par and bear interest at a rate equal to daily compounded CORRA plus 1.26% per annum, payable quarterly until maturity on March 13, June 13, September 13 and December 13 of each year, commencing on June 13, 2025. The 2028 Fixed Rate Notes will be issued at par and bear interest at a rate of 3.630% per annum, payable semi-annually until maturity on March 13 and September 13 of each year, commencing on September 13, 2025. The 2030 Fixed Rate Notes will be issued at $999.89 per $1,000 principal amount of 2030 Fixed Rate Notes and bear interest at a rate of 4.149% per annum, payable semi-annually (other than the first interest payment) until maturity on May 22 and November 22 of each year, commencing on November 22, 2025.

The Company intends to use the net proceeds of the offering for the repayment of indebtedness outstanding under its credit facilities and other general corporate purposes.

The Notes are being offered through an agency syndicate consisting of BMO Capital Markets, CIBC Capital Markets and TD Securities, as joint bookrunners, along with J.P. Morgan, BofA Securities, RBC Capital Markets and Scotiabank, as co-managers. The offering is expected to close on or about March 13, 2025, subject to customary closing conditions.

The Notes will be senior unsecured obligations of the Company, will rank pari passu to all existing and future senior unsecured and unsubordinated indebtedness of the Company. The Notes have been assigned a provisional rating of BBB, with a stable trend, by DBRS Limited.

The Notes have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws and without delivery of an offering memorandum. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States or its territories or possessions or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer to sell or a solicitation of an offer to buy the Notes in any jurisdiction where it is unlawful to do so.

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, statements relating to the timing and completion of the proposed offering of the Notes, the expected use of the net proceeds of the offering, the credit ratings assigned, and any other future events or developments described herein. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments,” and “Risks and uncertainties” sections of the Company’s most recent Management’s Discussion and Analysis for the year ended December 29, 2024 (“FY2024 MD&A”) for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets Gildan serves, including the pricing and inflationary environment, and Gildan’s ability to implement its growth strategies and plans, as well as those factors listed in the FY2024 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-looking statements” sections. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release. There can be no assurance that the expectations represented by the Company’s forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the proposed offering of Notes and other future events and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and Gildan does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

For further information:

Investor Inquiries	Media Inquiries
Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

2